SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tableau Software, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87336U105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Matrix Capital Management Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Matrix Capital Management Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,956,231
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,956,231
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,956,231
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.63%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Tableau Software, Inc.

(b) Address of Issuer’s Principal Executive Offices

837 North 34th Street, Suite 200

Seattle, Washington 98103

Item 2.	(a) Name of Person Filing

Matrix Capital Management Company LP

Matrix Capital Management Master Fund, LP

David E. Goel

(b) Address of Principal Business Office, or, if none, Residence

Matrix Capital Management Company LP and David E. Goel

Bay Colony Corporate Center

1000 Winter Street, Suite 4500

Waltham, MA 02451

Matrix Capital Management Master Fund, LP

 c/o Codan Trust Company (Cayman) Ltd.

Hutchins Drive, Cricket Square

PO Box 2681

Grand Cayman KY1-1111

Cayman Islands

(c) Citizenship

Matrix Capital Management Company LP is organized under the laws of the State of Delaware.

Matrix Capital Management Master Fund, LP is organized under the laws of the Cayman Islands.

David E. Goel is a United States citizen.

(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

(e) CUSIP No.:

87336U105

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Matrix Capital Management Company LP, in its capacity as an investment adviser, has the sole right to vote and dispose of the Issuer's Common Stock. Matrix Capital Management Company LP is the investment adviser to Matrix Capital Management Master Fund LP and other pooled vehicles. David E. Goel is the Managing General Partner of Matrix Capital Management Company LP. Matrix Capital Management Company LP, Matrix Capital Management Master Fund LP, and Mr. Goel disclaim beneficial ownership of the Common Stock of the Issuer, except to the extent of his or its pecuniary interest therein.

Matrix Capital Management Company LP

(a) Amount beneficially owned: 3,000,000

(b) Percent of class: 5.71%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,000,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,000,000

(iv) Shared power to dispose or to direct the disposition of: 0

Matrix Capital Management Master Fund, LP

(a) Amount beneficially owned: 2,956,231

(b) Percent of class: 5.63%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,956,231

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,956,231

(iv) Shared power to dispose or to direct the disposition of: 0

David E. Goel

(a) Amount beneficially owned: 3,000,000

(b) Percent of class: 5.71%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,000,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,000,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Matrix Capital Management Company LP

By:	David E. Goel
	Name:	David E. Goel
	Title:	Managing General Partner

Matrix Capital Management Master Fund, LP
By: Matrix Capital Management Company LP

By:	David E. Goel
	Name:	David E. Goel
	Title:	Managing General Partner

By:	David E. Goel
	Name:	David E. Goel

CUSIP No. 87336U105	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G/A needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Tableau Software, Inc. and that the Schedule 13G/A to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 16th day of February 2016.

Date: February 16, 2016

Matrix Capital Management Company LP

By:	David E. Goel
	Name:	David E. Goel
	Title:	Managing General Partner

Matrix Capital Management Master Fund, LP
By: Matrix Capital Management Company LP

By:	David E. Goel
	Name:	David E. Goel
	Title:	Managing General Partner

By:	David E. Goel
	Name:	David E. Goel